October 30, 2013

Via EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 20-F for the Year Ended December 31, 2012 of Pointer Telocation Ltd. (File No. 001-13138)

Dear Mr. Spirgel:

This letter sets out the response of Pointer Telocation Ltd. (the "Company"), to the comment letter of the staff of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated October 18, 2013 (the "Comment Letter") with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the "Form 20-F"), filed with the Commission on March 19, 2013 via EDGAR.

For the convenience of the staff, we have numbered our response to correspond to the numbered comment in the Comment Letter. Additionally, the text of the comment in the Comment Letter has been duplicated in bold type to precede the Company's response.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1.
We note that in Exhibit 14.3 you include the consent of the auditor of Pointer Do Brasil Comercial S.A., or Pointer Brazil, your equity investee; however, you did not include the financial statements of this significant investee as required by Rule 3-09 of Regulation S-X. Please amend your filing accordingly.

Response:

The Company acknowledges the Staff’s comment and will file an amendment to its Form 20-F to include the financial statements of Pointer Do Brasil Comercial S.A.

In connection with this response letter, the undersigned hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comment of the staff. Please contact the undersigned at +972-3-572-3111 or zvif@pointer.com if you have any questions or need additional information.

Sincerely,

/s/ Zvi Fried
Zvi Fried
Chief Financial Officer

cc:	Michael Henderson, Senior Staff Accountant Ivette Leon, Assistant Chief Accountant Eric Spindel (Yigal Arnon & Co)

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